                                               Filed Pursuant to Rule 424(B)(3)
                                                  Registration Number 333-53984

                     SUPPLEMENT NO. 4 DATED MARCH 14, 2002

                      TO PROSPECTUS DATED APRIL 19, 2001

                          APPLE HOSPITALITY TWO, INC.

   The following information supplements the prospectus of Apple Hospitality Two, Inc. dated April 19, 2001 and is part of the prospectus. This Supplement No. 4 updates the information presented in Supplement No. 3 and in Supplement No. 2, which incorporated and replaced Supplement No. 1.

   Prospective investors should carefully review the prospectus, Supplement No. 2, Supplement No. 3 and this Supplement.

                               TABLE OF CONTENTS

Status of the Offering............................................................... S-2
Recent Developments.................................................................. S-2
Selected Financial Data.............................................................. S-3
Management's Discussion and Analysis of Financial Condition and Results of Operations S-4
Index to Financial Statements........................................................ F-1

   The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

                            STATUS OF THE OFFERING

   We completed the minimum offering of units (consisting of one Common Share and one Series A Preferred Share) at $9.50 per unit on May 1, 2001. We are continuing the offering at $10 per unit in accordance with the prospectus.

   As of March 8, 2002, we had closed on the following sales of units:

                                                  Proceeds Net of Selling
                     Number of                   Commissions and Marketing
     Price Per Unit  Units Sold   Gross Proceeds     Expense Allowance
     -------------- ------------- -------------- -------------------------
        $ 9.50.....  3,157,894.70  $ 30,000,000        $ 27,000,000
        $10.00..... 12,837,222.00   128,372,220         115,534,998
                    -------------  ------------        ------------
         Total..    15,995,116.70  $158,372,220        $142,534,998
                    =============  ============        ============

                              RECENT DEVELOPMENTS

   The presentation below contains updated information about us, including our audited financial statements for 2001.

                  (Remainder of Page is Intentionally Blank)

                            SELECTED FINANCIAL DATA

                          Apple Hospitality Two, Inc.
                     January 17, 2001 to December 31, 2001

                                                          For the period
                                                         January 17, 2001
                                                     (initial capitalization)
                                                             through
                                                        December 31, 2001
  -                                                  ------------------------
  Revenues:
  Suite revenue.....................................      $  10,022,272
  Interest income and other revenue.................          2,419,499
                                                          -------------
  Total revenue.....................................      $  12,441,771
  Expenses:
  Hotel expenses....................................          5,624,836
  Taxes, insurance and other........................            552,734
  General and administrative........................            491,009
  Depreciation......................................          1,084,933
  Interest..........................................          1,371,540
                                                          -------------
  Total expenses....................................          9,125,052
                                                          -------------
  Net income........................................      $   3,316,719
                                                          =============
  Per Share
  Earnings per share - basic and diluted............      $        0.52
  Distributions to common shareholders..............      $        0.75
  Weighted-average common shares outstanding - basic          6,334,168

                                                        December 31, 2001
  Balance Sheet Data                                 ------------------------
  Cash and cash equivalents.........................      $  15,468,841
  Investment in hotels, net.........................      $ 121,078,235
  Total assets......................................      $ 178,381,287
  Notes payable - secured...........................      $  52,874,346
  Shareholders' equity..............................      $ 120,460,971
  Other Data
  Cash flow from:
     Operating activities...........................      $   4,694,360
     Investing activities...........................      $(108,918,125)
     Financing activities...........................      $ 119,692,506
  Number of hotels owned at end of period...........                 10
  Funds From Operations Calculation
  Net income........................................      $   3,316,719
  Depreciation......................................      $   1,084,933
  Startup costs.....................................      $       1,600
  Funds from operations (a).........................      $   4,403,252
  FFO per share.....................................      $        0.70

--------
(a) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles--GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. We consider FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of our activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

General

   Along with our subsidiaries, we were capitalized on January 17, 2001, with our first investor closing commencing on May 1, 2001.

   We leased to Apple Hospitality Management all hotel properties acquired. All intercompany transactions including revenue and rental expenses between us and Apple Hospitality Management are eliminated in consolidation.

   Effective September 7, 2001, we acquired a limited partnership that, through a subsidiary, Residence Inn III, LLC, owns 10 extended-stay hotels with 1,150 suites, located in 7 states. Each hotel operates as part of the Residence Inn(R) by Marriott(R) franchise. The sellers were Crestline Capital Corporation and certain subsidiaries. The purchase price was $119 million. The purchase price was allocated entirely to tangible assets received, primarily hotel properties, and liabilities assumed, accordingly, no goodwill was recorded as a result of this transaction.

   Residence Inn by Marriott, Inc., a wholly owned subsidiary of Marriott International, Inc., manages our hotels under the terms of a management agreement between Residence Inn and Apple Hospitality Management. Operations of the hotels are recorded by Residence Inn based on a 13 period fiscal year, which includes 28 days per period. We will continue to report on a calendar year basis, but will incorporate hotel operations based on three 12 week periods for quarters one, two, and three, and one 16 week period for quarter four. This will take effect beginning with fiscal year 2002.

   The purchase price, as subject to certain adjustments at closing, was paid through a combination of transactions. In May 2001, we made a deposit of just over $1 million, which was applied toward the purchase price at closing. On May 13, 2001, we provided a short-term secured loan to Crestline Capital Corporation in the amount of $47 million, bearing interest at 12% per annum. The loan amount, plus about $1.5 million in interest, also was applied toward the purchase price. In addition, we made a cash payment of approximately $19.5 million at closing. To satisfy the remainder of the purchase price, we received a credit at closing equal to the unpaid balance of a long-term loan that we assumed, which totaled $53 million. (see note 3).

   Residence Inn by Marriott, Inc. (the "manager"), a wholly-owned subsidiary of Marriott International, Inc. ("Marriott"), manages the company's hotels under the terms of a management agreement between the manager and the lessee. Operations of the hotels are recorded by the manager based on a 13 period fiscal year, which includes 28 days per period. The company will continue to report on a calendar year basis, but will incorporate hotel operations based on three 12 week periods for quarters one, two, and three, and one 16 week period for quarter four. This will take effect beginning with fiscal year 2002.

                                 No. of                           No. of
       General location of hotel Suites General location of hotel Suites
       ------------------------- ------ ------------------------- ------
        Montgomery, Alabama.....   94     Atlanta, Georgia.......   126
        Bakersfield, California.  114     Boston, Massachusetts..   130
        Concord, California.....  126     Cincinnati, Ohio.......   118
        San Ramon, California...  106     Dallas, Texas..........   120
        Meriden, Connecticut....  106     Houston, Texas.........   110
                                                                  -----
                                             Total Suites........ 1,150
                                                                  =====

   Through our taxable REIT subsidiary, we hold the management agreement on the hotels, which are operated as part of the Residence Inn(R) by Marriott(R) franchise, and engage a third-party manager to operate the hotels. We are externally advised and have contracted with Apple Suites Advisors, Inc. to manage our day-to-day operations and make investment decisions. We have contracted with Apple Suites Realty Group, Inc. to provide brokerage services in connection with our hotel acquisitions. Apple Suites Advisors and Apple Suites Realty are both owned by Mr. Glade Knight, our chairman.

Recent Events

   The September 11, 2001 terrorist attack on the United States affected the entire United States economy and had a direct impact on the travel and hospitality industry. In the weeks immediately following the attacks, economic uncertainty, disruption in air travel, and concerns over general safety resulted in fewer travelers, and consequently, lower hotel occupancies and room rates. For the period, September 8 through October 5, the Manager's period 10, revenue per available room ("REVPAR"), for the properties, declined 16% versus the prior year. On a monthly basis during the remainder of 2001, REVPAR has gradually improved with declines compared to prior year of 12%, 8%, and 7% respectively.

   For the period September 7, 2001 through December 31, 2001, the portfolio of hotels achieved occupancy of 76%, an average daily rate ("ADR") of $102, and REVPAR of $78. According to a 2002 US Extended Stay Lodging Report, recently published by the Highland Group, "Extended-stay hotels continue to outperform the overall US hotel industry in the wake of deteriorating economic conditions and the attacks of September 11/th/... the remarkable performance of this segment in 2001 indicates a greater resilience to adverse conditions than the overall US hotel industry."

Critical Accounting Policies

   The following contains a discussion of what we believe to be critical accounting policies. These items should be read to gain a further understanding of the principals used to prepare our consolidated financial statements. These principles include application of judgment; therefore, changes in judgments may have a significant impact on our reported results of operations and financial condition.

  Capitalization Policy

   We consider expenditures to be capital in nature based on the following criteria: (1) For a single asset, the cost must be at least $300, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) For group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, with the aggregate cost of the group purchase being at least $750, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; and (3) For major repairs to buildings, furniture, fixtures and equipment, the repair must be at least $2,000, and the useful life of the asset must be substantially extended. Capitalized expenditures for the period September 7, 2001 through December 31, 2001 were $747,151.

   Most repair costs are considered routine repair and replacement costs and are expensed as incurred to hotel operating expenses. For the period September 7, 2001 through December 31, 2001, we incurred $280,361 in repair and replacement expense.

  Related Party Transactions

   We have significant transactions with related parties. These transactions cannot be construed to be arms length and the results of our operations may be different if these transactions were conducted with non-related parties.

   We have contracted with Apple Suites Realty to provide brokerage services for the acquisition and disposition of our real estate assets. In accordance with the contract, Apple Suites Realty is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. During 2001, Apple Suites Realty earned $2,380,000, under the agreement.

   We have contracted with Apple Suites Advisors to advise and provide day-to-day management services for us and due-diligence services on acquisitions. In accordance with the contract, we will pay Apple Suites Advisors a fee equal to .1% to .25% of total equity contributions received by us in addition to certain reimbursable expenses. During 2001, Apple Suites Advisors earned $157,350 under this agreement.

   Apple Suites Advisors holds a three-year contract for the monthly maintenance and support of accounting software. During 2001, we reimbursed Apple Suites Advisors for an upfront fee of $70,000 for the implementation of this software, and we are reimbursing Apple Suites Advisors for a portion of the monthly fee for the maintenance and support.

   Apple Suites Realty and Apple Suites Advisors are 100% owned by Mr. Knight. Apple Suites Realty and Apple Suites Advisors may purchase in the "best efforts" offering up to 2.5% of the total number of our shares sold in the "best efforts" offering.

   Mr. Knight also serves as the Chairman and Chief Executive Officer of Cornerstone, an apartment REIT, and Apple Suites, a hospitality REIT. During 2001, Cornerstone provided us with acquisition, offering related and other services and was paid approximately $191,837. During 2001, Apple Suites provided services and rental space to us and was paid approximately $190,010.

   We issued 240,000 Series B preferred convertible shares, consisting of 202,500 shares to Mr. Knight, and a combined 37,500 Series B preferred convertible shares to two other individuals. The Series B preferred convertible shares were issued before the initial closing of the minimum offering of $30,000,000 in our prior offering, in exchange for payment of $.10 per Series B preferred convertible share, or an aggregate of $24,000. There will be no dividend payable on the Series B preferred convertible shares. On liquidation, the holders of the Series B preferred convertible shares will be entitled to a liquidation payment of $10 per share before any distributions of liquidation proceeds to holders of the common shares. However, the priority liquidation payment of the holders of the Series B preferred convertible shares is junior to the holders of the Series A preferred shares distribution rights. In the event that the liquidation of our assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred share, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

   Each holder of outstanding Series B preferred convertible shares shall have the right to convert any of such shares into Units upon and for 180 days following the occurrence of either of the following conversion events:

      (1) substantially all of our assets, stock or business, is transferred whether through exchange, merger, consolidation, lease, share exchange or otherwise, or

      (2) the termination or expiration without renewal of the Advisory Agreement with Apple Suites Advisors.

   Upon the occurrence of either conversion event, each of the Series B preferred convertible shares may be converted into a number of Units based upon the gross proceeds raised through the date of conversion in the offering made by our prospectus according to the following formula:

                                         Number of Units through
        Gross Proceeds Raised from          Conversion of One
          Sales of Units through   Series B Preferred Convertible Share
            Date of Conversion       (the initial "Conversion Ratio")
        -------------------------- ------------------------------------
               $150 million.......                 3.5
               $200 million.......                 5.3

   No additional consideration is due upon the conversion of the Series B preferred convertible shares. Upon the probable occurrence of a conversion event, we will record expense for the difference between the fair value of our common stock and issue price of the Series B preferred convertible shares. If the conversion were probable at December 31, 2001, based on a price of $10 per common share, the common shares issued under an event of merger would have been 480,000 resulting in an expense of $4,776,000. If the conversion were probable at December 31, 2001, based on a liquidation price of $10 per common share, the common shares issued under an event of liquidation would have been zero.

   Compensation expense related to issuance of 202,500 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares.

   The issuance of the Series B convertible preferred shares to other individuals not employed by us will be accounted for under FASB Statement No. 123, "Accounting for Stock-Based Compensation." Expense related to the issuance of the Series B shares will be determined based on fair value of the Series B shares at grant date in excess of amounts paid by these individuals. Since the number of common shares to which the Series B shares can be converted is not known at grant date and ultimate convertibility to common shares is only allowed through a defined triggering event, the fair value of the Series B shares will be remeasured and not recorded as expense until the likely occurrence of an event triggering the conversion of the Series B convertible preferred shares to common stock.

Results of Operations

   Since operations commenced effective September 7, 2001, with the purchase of 10 hotels, a comparison of prior results is not possible or meaningful.

   The results of our operations for the year ended December 31, 2001 include the results of operations from the ten hotels acquired from the effective date of acquisition on September 7, 2001.

Revenues

   The principal source of revenue is suite revenue. For the period September 7, 2001 through December 31, 2001, we had suite revenue of $10,022,272.

   Our interest income represented income earned from the investments of cash and cash reserves, which are invested in money market type instruments, interest earned from the $47 million promissory note at a rate of 12%, and interest earned on furniture, fixtures and equipment and debt service escrows.

   Interest income earned on cash and cash reserves was $451,050 in 2001. Interest earned on the $47 million promissory note was $1,529,753, and interest earned on the escrow accounts was $24,203 for the period September 7, 2001 through December 31, 2001.

   Other revenue consisted of revenues derived from hotel services such as telephone, television, laundry and vending machine revenue. Other revenue was $414,493 for the period September 7, 2001 through December 31, 2001.

Expenses

   Interest expense, for the period September 7, 2001 through December 31, 2001, was $1,371,540. Interest expense represented interest on the 8.08% $53 million promissory note, assumed in conjunction with the 10 hotels acquired.

   Depreciation expense of $1,084,933 represented depreciation of the 10 hotels for the period September 7 through December 31, 2001.

   Taxes, insurance, and other expense was $552,734 for the period September 7 through December 31, 2001 or 6% of suite revenue.

   General and administrative expense totaled 5% of suite revenues for the period September 7 through December 31, 2001. These expenses represented our administrative expenses. This percentage is expected to decrease as our asset base grows.

   Hotel operating expenses including room, hotel administrative, sales and marketing, utilities, and repairs and maintenance expense totaled 45% of suite revenue for the period September 7 through December 31, 2001. Residence Inn manages the day-to-day operations of the hotels. Pursuant to the a management agreement, Residence Inn charges a base management fee of 2% of gross revenues and an incentive management fee calculated on the basis of operating profit of the hotels. Base management fees and incentive management fees totaled $208,736 and $265,305, respectively for the period September 7 through December 31, 2001.

   The management agreement provides for payment of monthly Residence Inn system fees equal to 4% of suite revenues. The system fee includes the following services: system financial planning; product planning and development; human resources management; and protection of marks. System fees totaled $400,888 for the period September 7 through December 31, 2001.

   The management agreement provides for payment from each hotel of the pro rata share of the actual costs and expenses incurred in providing certain services ("Chain Services") on a central or regional basis to all the hotels operated by the Residence Inn(R) by Marriott(R) affiliate. Chain Services include central training and development; computerized payroll and accounting services; and other such services performed on a centralized or regional basis. Chain Services totaled $233,643 for the period September 7 through December 31, 2001.

   Since Residence Inn is the franchiser of the Residence Inn(R) by Marriott(R) system, the management agreement provides for payments of all costs associated with certain system-wide advertising, promotional and public relations materials and programs and the operational costs of reservation systems. Each hotel pays 2.5% of suite revenues to this marketing fund. Marketing fund fees totaled $250,556 for the period September 7 through December 31, 2001, and are reflected in hotel operating expenses under sales and marketing costs.

Liquidity and Capital Resources

  Equity

   We commenced operations effective May 1, 2001 with the first investor closing. Effective September 7, 2001, we acquired 10 hotels, with a purchase price of $119 million, using a combination of proceeds from our ongoing "best efforts" offering and the assumption of a $53 million mortgage note. During 2001, we sold 13,907,733 shares of our common stock to our investors (included in the 13,907,733 common shares sold are 117,158 common shares sold through dividend reinvestment). The total gross proceeds from the shares sold since the start of our "best efforts" offering in 2001, were $137,498,266, which netted $122,889,057 after the payment of a total of 10% for selling commissions and other offering costs.

  Notes payable

   In conjunction with the 10 hotels acquired in September 2001, the Company assumed a $53 million mortgage note. The note bears a fixed interest rate of 8.08% per annum and is secured by the 10 hotels. The maturity date is January 2010, with a balloon payment of $35.4 million. The loan is payable in monthly installments, including principal and interest. At December 31, 2001, the outstanding balance was $52.9 million.

  Cash and cash equivalents

   Cash and cash equivalents totaled $15,468,841 at December 31, 2001. We plan to use this cash for future acquisition costs, to pay dividends, to pay down debt service, and to fund general corporate services.

  Deposit for potential acquisition

   We have entered into an agreement for the potential acquisition of 15 extended-stay hotels that operate as part of the Residence Inn(R) by Marriott(R) franchise. The acquisitions are considered potential, and not probable, due to the number of conditions to closing and other contingencies. Either party to the agreement may terminate if closing does not occur on or before April 27, 2002, although the closing may occur as early as the end of the first quarter 2002. As required by the agreement, we made an escrow deposit equal to $35,000,000. This amount, plus any accrued interest, would be applied as a credit toward the purchase price if the transaction were to occur. Should the agreement be terminated on account of certain breaches by us, $3,000,000 of the deposit would become the property of the seller and the $32,000,000 balance of the deposit would be returned to us.

  Capital requirements

   Capital resources are expected to grow with the future sale of shares. In general, we expect capital resources to be adequate to meet our cash requirements in 2002. The dividends were in excess of cash flow during 2001 and we will be monitoring the dividends on a quarterly basis during 2002. It is anticipated that revenues generated from hotels and equity funds will be used to meet normal hotel operating expenses, make principal payments on the note assumed with the 2001 acquisitions and payment of distributions. Our ability to pay regular quarterly distributions is dependent upon the results of operations of our hotels.

   We have an ongoing capital commitment to fund our capital improvements. Through Apple Hospitality Management, we are required, under the management agreement with Residence Inn, to make available to Apple Hospitality Management, for the repair, replacement, and refurbishing of furniture, fixtures, and equipment, an amount equal to 5% of gross revenues provided that such amount may be used for capital expenditures made by us with respect to the hotels. We expect that this amount will be adequate to fund the required repair, replacement, and refurbishments and to maintain its hotels in a competitive condition. At December 31, 2001, $2,254,674 was held in escrow for the furniture, fixture and equipment reserve.

Inflation

   Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operator's ability to raise room rates.

Seasonality

   The hotel industry historically has been seasonal in nature, reflecting higher occupancy rates primarily during the first three quarters of the year. Seasonal variations in occupancy at our hotels may cause quarterly fluctuations in our revenues, particularly during the fourth quarter. To the extent the cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand or funds from equity raised through its "best efforts" offering to make distributions.

Recent Accounting Pronouncements

   On January 1, 2001, Financial Accounting Standards Board Statement No. 133 and 138, "Accounting for Certain Derivative Instruments and Hedging Activities" became effective. We currently do not have any financial instruments subject to this statement.

   In June 2001, the FASB issued Statement for Financial Accounting Standards
(SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. We will adopt these new accounting standards beginning with the first quarter of fiscal 2002. We believe the adoption of these standards will not have a material impact on our financial statements.

   In August 2001, the FASB issued Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Statement supercedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of ", and Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the requirements of Statement 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from Statement 121. This Statement is effective for fiscal years beginning after December 15, 2001. We are currently assessing the impact of this statement; however, we do not expect this statement to have a material impact on our consolidated financial position or results of operations.

Market Risk Disclosures

   Our market risk is exposure to changes in mortgage interest rates related to the assumption of the mortgage note and interest rates on short-term investments. The interest rate of the assumed debt was 8.08%. If market interest rates for fixed-rate debt were 100 basis points higher at December 31, 2001, the fair value of the fixed-rate debt would have decreased from $52.9 million to $50.2 million. If market interest rates for fixed-rate debt were 100 basis points lower at December 31, 2001, the fair value of the fixed-rate debt would have increased from $52.9 million to $55.7 million. We invest proceeds from our "best efforts" offering in short-term money market investments pending acquisitions. We intend to invest this money in real estate assets as suitable opportunities arise.

                         INDEX TO FINANCIAL STATEMENTS

                          Apple Hospitality Two, Inc.

                                                                                                      Page
                                                                                                      ----
Report of Independent Auditors.......................................................................  F-2
Consolidated Balance Sheets at December 31, 2001 and January 17, 2001 (initial capitalization).......  F-3
Consolidated Statement of Operations for the period January 17, 2001 (initial capitalization) through
December 31, 2001....................................................................................  F-4
Consolidated Statement of Shareholders' Equity for the period January 17, 2001 (initial capitalization) through December 31, 2001............................................................  F-5
Consolidated Statement of Cash Flows for the period January 17, 2001 (initial capitalization) through
December 31, 2001....................................................................................  F-6
Notes to Consolidated Financial Statements...........................................................  F-7
Schedule III--Real Estate Owned...................................................................... F-18

----------------------------------------------------------------------------------------------------------
Pro Forma Condensed Consolidated Statements (unaudited).............................................. F-19

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholder
Apple Hospitality Two, Inc.

   We have audited the accompanying consolidated balance sheet of Apple Hospitality Two, Inc. (the "Company") as of December 31, 2001 and January 17, 2001 (initial capitalization), and the related consolidated statements of operations, shareholders' equity, and cash flows for the period January 17, 2001 (initial capitalization) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our audits also included the financial statement schedules listed in the financial statement index. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple Hospitality Two, Inc. at December 31, 2001 and January 17, 2001 (initial capitalization) and the consolidated results of its operations and cash flows for the period January 17, 2001 (initial capitalization) through December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                               /s/  ERNST & YOUNG LLP

Richmond, Virginia
February 15, 2002

                          APPLE HOSPITALITY TWO, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                (Initial
                                                                                             Capitalization)
                                                                               December 31,    January 17,
                                                                                   2001           2001
                                                                               ------------  ---------------
ASSETS
Investment in hotels, net of accumulated depreciation of $1,084,933........... $121,078,235         --
Cash and cash equivalents.....................................................   15,468,841       $100
Deposit for acquisition.......................................................   35,000,000         --
Due from third party manager, net.............................................      860,229         --
Furniture, fixtures and equipment reserve.....................................    2,254,674         --
Other assets..................................................................    3,719,308         --
                                                                               ------------       ----
       Total assets........................................................... $178,381,287       $100
                                                                               ============       ====
LIABILITIES and SHAREHOLDERS' EQUITY
Notes payable-secured......................................................... $ 52,874,346       $ --
Accounts payable and accrued expenses.........................................      934,198         --
Capital lease liability.......................................................      276,135         --
Deferred incentive management fees............................................      204,698         --
Interest payable..............................................................      367,888         --
Account payable-affiliate.....................................................      261,330         --
Distributions payable.........................................................    3,001,721         --
                                                                               ------------       ----
       Total liabilities......................................................   57,920,316         --
Shareholders' equity
Preferred stock, no par value, authorized 15,000,000 shares, none issued and
   outstanding................................................................           --         --
Series B preferred convertible stock, no par value, authorized 240,000 shares;
   issued and outstanding 240,000 shares......................................       24,000         --
Common stock, no par value, authorized 200,000,000 shares; issued and
   outstanding 13,907,733.....................................................  122,889,057        100
 Distributions greater than net income........................................   (2,452,086)        --
                                                                               ------------       ----
       Total shareholders' equity.............................................  120,460,971        100
                                                                               ------------       ----
       Total liabilities and shareholders' equity............................. $178,381,287       $100
                                                                               ============       ====



         See accompanying notes to consolidated financial statements.

                          APPLE HOSPITALITY TWO, INC.

                     CONSOLIDATED STATEMENT OF OPERATIONS

                                                      For the period
                                                        January 17,
                                                           2001
                                                         (initial
                                                      capitalization)
                                                          through
                                                       December 31,
                                                         2001 (a)
                                                      ---------------
          REVENUES:
          Suite revenue..............................   $10,022,272
          Other revenue..............................       414,493
                                                        -----------
             Total revenues..........................    10,436,765

          EXPENSES:
          Operating expenses.........................     2,262,543
          Hotel administrative expenses..............     1,068,709
          Sales and marketing........................       482,086
          Utilities..................................       422,565
          Repair and maintenance.....................       280,361
          Franchise fees.............................       400,888
          Management fees............................       474,041
          Chain services.............................       233,643
          Taxes, insurance and other.................       552,734
          General and administrative.................       491,009
          Depreciation of real estate owned..........     1,084,933
                                                        -----------
             Total expenses..........................     7,753,512
                                                        -----------

          Operating Income...........................     2,683,253
          Interest income............................     2,005,006
          Interest expense...........................    (1,371,540)
                                                        -----------
             Net income..............................   $ 3,316,719
                                                        ===========
          Basic and diluted earnings per common share   $      0.52
                                                        ===========

--------
(a)The Company was initially capitalized on January 17, 2001; however, operations did not commence until September 7, 2001.



       See accompanying notes to the consolidated financial statements.

                          APPLE HOSPITALITY TWO, INC.

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                              Series B Preferred
                                                           Common Stock       Convertible Stock
                                                      ----------------------- ------------------ Distributions
                                                                               Number               Greater        Total
                                                       Number                    of                Than Net    Shareholders'
                                                      of Shares     Amount     Shares    Amount     Income        Equity
                                                      ---------- ------------  -------  -------  ------------- -------------
Balances at January 17, 2001, initial capitalization.         10 $        100      --        --            --  $        100
Net proceeds from the sale of common shares.......... 13,790,565  121,834,539      --        --            --   121,834,539
Common shares issued through reinvestment of
 distributions.......................................    117,158    1,054,418      --        --            --     1,054,418
Issuance of Series B preferred convertible shares....         --           -- 240,000   $24,000            --        24,000
Net income...........................................         --           --      --        --   $ 3,316,719     3,316,719
Cash distributions declared to shareholders ($.75 per
 share)..............................................                      --      --        --    (5,768,805)   (5,768,805)
                                                      ---------- ------------  -------  -------   -----------  ------------
Balance at December 31, 2001......................... 13,907,733 $122,889,057 240,000   $24,000   $(2,452,086) $120,460,971
                                                      ========== ============  =======  =======   ===========  ============




       See accompanying notes to the consolidated financial statements.

                          APPLE HOSPITALITY TWO, INC.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                   For the period
                                                                                  January 17, 2001
                                                                              (initial capitalization)
                                                                                      through
                                                                                 December 31, 2001
                                                                              ------------------------
Cash flow from operating activities:
   Net income................................................................      $   3,316,719
   Depreciation of real estate owned.........................................          1,084,933
   Changes in operating assets and liabilities:
       Due from third party manager..........................................           (289,229)
       Other assets..........................................................            101,730
       Deferred incentive management fees....................................            204,698
       Accounts payable-affiliates...........................................            261,330
       Interest payable......................................................            367,888
       Accrued expenses......................................................           (353,709)
                                                                                   -------------
Net cash provided by operating activities....................................          4,694,360

Cash flow from investing activities:
   Decrease (Increase) in cash restricted for cap improvement................           (862,179)
   Cash paid for acquisition of Residence Inn III, LLC.......................        (71,599,214)
   Capital improvements......................................................           (572,636)
   Deposit for pending acquisitions..........................................        (35,000,000)
   Cash paid for pre-acquisition costs.......................................           (884,096)
                                                                                   -------------
Net cash used in investing activities........................................       (108,918,125)

Cash flow from financing activities:
   Repayment of mortgage note................................................           (382,062)
   Net proceeds from issuance of common stock................................        122,888,957
   Repayment of capital lease liability......................................            (71,305)
   Cash distributions paid to shareholders...................................         (2,767,084)
   Payment from officer-shareholder for Series B preferred convertible stock.             24,000
                                                                                   -------------
Net cash provided by financing activities....................................        119,692,506
Increase in cash and cash equivalents........................................         15,468,741
Cash and cash equivalents, beginning of period...............................                100
                                                                                   -------------
Cash and cash equivalents, end of period.....................................      $  15,468,841
                                                                                   =============
Supplemental Information:
   Interest paid.............................................................      $   1,003,652
Non-cash transactions:
   Assumption of mortgage notes payable......................................      $  53,256,408
   Other liabilities assumed.................................................      $     768,848
   Repair escrow reserve assumed at acquisition..............................      $     387,762

--------
(a)The Company was initially capitalized on January 17, 2001; however, operations did not commence until September 7, 2001.


         See accompanying notes to consolidated financial statements.

                          APPLE HOSPITALITY TWO, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  General Information and Summary of Significant Accounting Policies

  Organization

   The Company and its subsidiaries are Virginia corporations, capitalized on January 17, 2001, with the first investor closing commencing on May 1, 2001. The accompanying consolidated financial statements include our accounts along with its subsidiaries. All significant intercompany transactions and balances have been eliminated.

   Effective September 7, 2001, the Company acquired using the purchase method of accounting, a limited partnership that, through a subsidiary, Residence Inn III, LLC, owns 10 extended-stay hotels with 1,150 suites, located in 7 states. Each hotel operates as part of the Residence Inn(R) by Marriott(R) franchise. The sellers were Crestline Capital Corporation and certain subsidiaries. The purchase price for the acquisition was $119 million. No goodwill was recorded in connection with this transaction.

   The Company is a self-administered real estate investment trust ("REIT"), operating in one defined business segment consisting of upscale, extended stay hotels. The hotels are located throughout the United States and operate as part of the Residence Inn(R) by Marriott(R) franchise. The Company leased to Apple Hospitality Management, a 100% owned taxable REIT subsidiary, all hotels acquired.

   The REIT Modernization Act, effective January 1, 2001, permits REIT's to establish taxable businesses to conduct certain previously disallowed business activities. The Act also reduces the REIT distribution requirement from 95% to 90% of its taxable income.

   Residence Inn by Marriott, Inc., a wholly owned subsidiary of Marriott International, Inc., manages its hotels under the terms of a management agreement between the Residence Inn and the Apple Hospitality Management.

  Cash and Cash Equivalents

   Cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximate their carrying value. Cash equivalents are placed with high credit quality institutions and the balances may at times exceed federal depository insurance limits.

  Deposit for Potential Acquisition

   The Company has entered into an agreement for the potential acquisition of 15 extended-stay hotels that operate as part of the Residence Inn(R) by Marriott(R) franchise. The acquisitions are considered potential, and not probable, due to the number of conditions to closing and other contingencies. Either party to the agreement may terminate if closing does not occur on or before April 27, 2002, although the closing may occur as early as the end of the first quarter 2002. As required by the agreement, the Company made an escrow deposit equal to $35,000,000. This amount, plus any accrued interest, would be applied as a credit toward the purchase price if the transaction were to occur. Should the agreement be terminated on account of certain breaches by us, $3,000,000 of the deposit would become the property of the seller and the $32,000,000 balance of the deposit would be returned to the Company.

  Investment in Hotels

   The hotels are stated at cost, net of depreciation, and including real estate brokerage commissions paid to Apple Suites Realty, a related party (see
Note 7). Repair and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings and major improvements and three to seven years for furniture and equipment.

   The Company considers expenditures to be capital in nature based on the following criteria: (1) For a single asset, the cost must be at least $300, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) For group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, with the aggregate cost of the group purchase being at least $750, including all normal

                          APPLE HOSPITALITY TWO, INC.

and necessary costs to place the asset in service, and the useful life must be at least one year; and (3) For major repairs to buildings, furniture, fixtures and equipment, the repair must be at least $2,000, and the useful life of the asset must be substantially extended. Capitalized expenditures for the period September 7, 2001 through December 31, 2001 were $783,168.

   Most repair costs are considered routine repair and replacement costs and are expensed as incurred to hotel operating expenses. For the period September 7, 2001 through December 31, 2001, the Company incurred $280,361 in repair and replacement expense.

   The Company records impairment losses on hotels used in the operations if indicators of impairment are present, and the undiscounted cash flows estimated to be generated by the respective properties are less than their carrying amount. Impairment losses are measured as the difference between the asset's fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

   Repairs and maintenance costs are expensed as incurred while significant improvements, renovations, replacements and planned major maintenance projects are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which are 39 years for buildings, and 3 to 7 years for furniture, fixtures, and equipment.

  Revenue Recognition

   Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel's services.

  Stock Incentive Plans

   The Company elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. As discussed in Note 5, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("FASB 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Earnings Per Common Share

   Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Series B preferred convertible shares are not included in earnings per common share calculations until such time it becomes probable that such shares can be converted to common shares (see Note
4).

  Federal Income Taxes

   The Company is operated as, and will annually elect to be taxed as, a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a real estate investment trust which complies with the provisions of the Code and distributes at least 90% of its taxable income to its shareholders does not pay federal income taxes on its distributed income. Accordingly, no provision has been made for federal income taxes.

                          APPLE HOSPITALITY TWO, INC.

   The taxable REIT subsidiary is subject to federal and state income taxes. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The taxable REIT subsidiary incurred a loss during 2001 and as such, has no income tax liability at December 31, 2001. The Company has not recognized any deferred tax assets or operating loss carry forwards as realization of such amounts is not probable. Net operating losses at December 31, 2001 are not material.

   For federal income tax purposes, distributions paid to shareholders consist of ordinary income and return of capital or a combination thereof. Distributions declared per share were $.75 for the period ended December 31, 2001. In 2001, of the total distribution, 55% was taxable as ordinary income, and 45% was a non-taxable return of capital.

  Sales and Marketing Costs

   Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the hotel management agreements and general and administrative expenses that are directly attributable to advertising and promotion.

  Use of Estimates

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

  Seasonality

   The hotel industry is seasonal in nature. Seasonal variations in revenues at the hotels under lease may cause quarterly fluctuations in its revenues, particularly in the fourth quarter.

   The Company does not currently have any items of comprehensive income requiring separate reporting and disclosure.

  Recent Accounting Pronouncements

   On January 1, 2001, Financial Accounting Standards Board Statement No. 133 and 138, "Accounting for Certain Derivative Instruments and Hedging Activities" became effective. The Company currently does not have any financial instruments subject to this statement.

   In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will adopt these new accounting standards beginning the first quarter of fiscal 2002. The Company believes the adoption of these standards will not have a material impact on its financial statements.

                          APPLE HOSPITALITY TWO, INC.

   In August 2001, the FASB issued Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Statement supercedes Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", and APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the requirements of Statement 121 relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from Statement 121. This Statement is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of this statement; however, the Company does not anticipate this statement to have a material impact on the consolidated financial position or results of operations of the Company.

Note 2  Investment in Hotels

   Using proceeds from its prior "best efforts" offering and assuming a $53 million promissory note (see Note 3), the Company acquired 10 hotels with 1,150 suites for an aggregate purchase price of $121.4 million including brokerage commissions.

   At December 31, 2001, the Company owned 10 hotels. Investment in hotels consisted of the following:

                                      Gross
                    ------------------------------------------
                        Initial        Carrying   Accumulated
   Description      Acquisition Cost    Value*    Depreciation Encumbrances Date Acquired
   -----------      ---------------- ------------ ------------ ------------ --------------
Montgomery, Ala....   $  5,989,633   $  6,093,331  $   64,990  $ 2,643,717  September 2001
Bakersfield, Calif.      9,436,951      9,548,325      86,833    4,229,948  September 2001
Concord, Calif.....     21,741,476     21,829,575     171,484    6,873,664  September 2001
San Ramon, Calif...     18,989,430     19,084,639     156,057    5,816,183  September 2001
Meriden, Conn......      9,092,070      8,737,890      94,043    4,758,690  September 2001
Atlanta, Ga........     12,117,063     12,256,063     111,086    4,758,692  September 2001
Boston, Mass.......     17,437,874     17,661,555     134,735    7,402,407  September 2001
Cincinnati, Ohio...      7,045,270      7,196,142      69,714    5,287,434  September 2001
Las Colinas, Texas.      9,667,592      9,778,017      95,639    5,816,177  September 2001
Houston, Texas.....      9,862,641      9,977,631     100,352    5,287,434  September 2001
                      ------------   ------------  ----------  -----------
   Totals..........   $121,380,000   $122,163,168  $1,084,933  $52,874,346
                      ============   ============  ==========  ===========

* Includes real estate commissions (see Note 7), closing costs, and improvements capitalized since the date of acquisition for hotels.

   Investment in hotels at December 31, 2001, consists of the following:

      The following is a reconciliation of the carrying amount of real estate owned:

                Land............................ $  21,685,178
                Building and improvements.......    95,600,836
                Furniture fixtures and equipment     4,877,154
                                                 -------------
                                                   122,163,168
                Less: accumulated depreciation..    (1,084,933)
                                                 -------------
                Investment in hotels, net....... $121,078,235
                                                 =============

                          APPLE HOSPITALITY TWO, INC.

   These acquisitions have been accounted for under the purchase method of accounting. The results of operations have been included in the accompanying financial statements since, September 7, 2001, the effective date of the acquisition.

   In conjunction with the acquisition of the Meriden, Connecticut property, the Company assumed a prepaid ground lease which is being amortized over the life of the lease and is included in other assets in the consolidated balance sheet. The lease automatically renews, upon expiration of the initial term, for 5-year periods, not to exceed 10 consecutive renewals. At December 31, 2001, the carrying value of the ground lease net of accumulated amortization of $15,000 was $510,250.

Note 3  Notes Payable & Leases

   In conjunction with the 10 hotels acquired, the Company assumed a $53 million mortgage note. The note bears a fixed interest rate of 8.08% per annum and is secured by the 10 hotels. The maturity date is January 2010, with a balloon payment of $35.4 million. The loan is payable in monthly installments, including principal and interest. At December 31, 2001, the balance of the mortgage note was $52,874,346.

   The aggregate maturities of the mortgage note for the five years subsequent to December 31, 2001 are as follows:

                             2002...... $ 1,728,867
                             2003......   1,744,452
                             2004......   1,881,012
                             2005......   2,052,866
                             2006......   2,227,502
                             Thereafter  43,239,647
                                        -----------
                                        $52,874,346
                                        ===========

   The carrying value of the notes at December 31, 2001 approximates fair value. Fair value is estimated based on current rates offered to us for debt of the same terms.

   In conjunction with the acquisition, the Company obtained capital lease obligations pertaining to phone systems, computer systems and vans at various properties of $360,230, which are classified as furniture, fixtures, and equipment in Note 2. Amortization of assets under capital leases of $71,305 is included in depreciation expense at December 31, 2001. The future minimum lease payments under the Company's lease obligations at December 31, 2001 are as follows:

                     Lease obligations:
                        2002..................... $175,542
                        2003.....................  102,044
                        2004.....................   21,720
                                                  --------
                     Total minimum lease payments $299,306
                     Less: imputed interest......  (23,121)
                                                  --------
                                                  $276,185

                          APPLE HOSPITALITY TWO, INC.

Note 4  Shareholders' Equity

   The Company is raising equity capital through a "best-efforts" offering of shares by David Lerner Associates, Inc., which will receive selling commissions of 7.5% and a marketing expense allowance of 2.5% based on proceeds of the shares sold. The Company received gross proceeds of $137,498,266 from the sale of 3,157,895 shares at $9.50 per share and 10,749,838 shares at $10 per share, including shares sold through the reinvestment of distributions during 2001. The net proceeds of the offering, after deducting selling commissions and other offering costs were $122,889,057.

   With each purchase of one common share the Company will issue one Series A preferred share, together a "Unit." The Series A preferred shares will have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares will be a priority distribution upon the sale of the Company's assets. The priority would be equal to $10.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares will not be separately tradable from the common shares to which they relate. The Company is authorized 200,000,000 shares, with the number of shares issued and outstanding at January 17, 2001 and December 31, 2001 of 10 and 13,907,733, respectively.

   The Company issued 240,000 Series B preferred convertible shares, consisting of 202,500 shares to Mr. Knight, and a combined 37,500 Series B preferred convertible shares to two other individuals. The Company issued the Series B preferred convertible shares before the initial closing of the minimum offering of $30,000,000 in the Company's prior offering, in exchange for payment of $.10 per Series B preferred convertible share, or an aggregate of $24,000. There will be no dividend payable on the Series B preferred convertible shares. Upon the Company's liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holders of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $10 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of our assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

   Each holder of outstanding Series B preferred convertible shares shall have the right to convert any of such shares into Units of the Company upon and for 180 days following the occurrence of either of the following conversion events:

   (1) The Company transfers substantially all of its assets, stock or business, whether through exchange, merger, consolidation, lease, share exchange or otherwise, or

   (2) the Advisory Agreement with Apple Suites Advisors is terminated or expires without renewal.

   Upon the occurrence of either conversion event, each of the Series B preferred convertible shares may be converted into a number of Units based upon the gross proceeds raised through the date of conversion in the offering made by the Company's prospectus according to the following formula:

                                         Number of Units through
        Gross Proceeds Raised from          Conversion of One
          Sales of Units through   Series B Preferred Convertible Share
            Date of Conversion       (the initial "Conversion Ratio")
        -------------------------- ------------------------------------
               $100 million                        2.0
               $150 million                        3.5
               $200 million                        5.3

                          APPLE HOSPITALITY TWO, INC.

   No additional consideration is due upon the conversion of the Series B preferred convertible shares. Upon the probable occurrence of a conversion event, the Company will record expense for the difference between the fair value of its common stock and issue price of the Series B preferred convertible shares. If the conversion were probable at December 31, 2001, based on a price of $10 per common share, the common shares issued under an event of merger would have been 480,000 resulting in an expense of $4,776,000. If the conversion were probable at December 31, 2001, based on a liquidation price of $10 per common share, the common shares issued under an event of liquidation would have been zero.

   Compensation expense related to issuance of 202,500 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares.

   In the event additional Series B convertible preferred shares are authorized and issued, the issuance of the Series B convertible preferred shares to other individuals not employed by the Company is accounted for under FASB Statement No. 123, "Accounting for Stock-Based Compensation." Expense related to the issuance of the Series B shares was determined based on fair value of the Series B shares at grant date in excess of amounts paid by these individuals. Since the number of common shares to which the Series B shares can be converted was not known at grant date and ultimate convertibility to common shares is only allowed through a defined triggering event, the fair value of the Series B shares will be remeasured and not recorded as expense until the likely occurrence of an event triggering the conversion of the Series B convertible preferred shares to common stock.

Note 5  Stock Incentive Plans

   On April 30, 2001, the Board of Directors approved a Directors' Plan whereby Directors, who are not the Company's employees or affiliates (see Note 6), automatically receive options to purchase stock for five years from the adoption of the plan. Under the Directors' Plan, the number of shares to be issued is equal to 45,000 plus 1.8% of the number of Units sold in excess of 3,157,895 Units. This plan currently relates to the initial public offering of 20,157,895 Units; therefore the maximum number of shares to be issued under the Directors Plan currently is 351,000. The options expire 10 years from the date of grant. As of December 31, 2001, 238,497 Units had been reserved for issuance.

   On April 30, 2001, the Board of Directors approved an Incentive Plan whereby incentive awards may be granted to certain employees of the Company or affiliates. Under the Incentive Plan, the number of Units to be issued is equal to 35,000 plus 4.625% of the number of shares sold in excess of 3,157,895. This plan also currently relates to the initial public offering of 20,157,895 Units; therefore, the maximum number of Units that can be issued under the Incentive Plan currently is 821,250. As of December 31, 2001, 532,180 Units had been reserved for issuance.

                          APPLE HOSPITALITY TWO, INC.

   Both plans generally provide, among other things, that options be granted at exercise prices not lower than the market value of the Units on the date of grant. Under the Incentive Plan, at the earliest, options become exercisable at the date of grant. The optionee has up to 10 years from the date on which the options first become exercisable to exercise the options. In 2001, the Company granted 26,592 options to purchase shares under the Directors Plan and no options under the Incentive Plan. Activity in the Company's share option plan during 2001 is summarized in the following table:

                                                                 2001
                                                               Weighted-
                                                                Average  Exercise
                                                                Options   Price
                                                               --------- --------
Granted.......................................................  22,000    $ 9.50
Granted.......................................................   4,592    $10.00
Exercised.....................................................      --        --
Forfeited.....................................................      --        --
                                                                ------    ------
Outstanding, end of year......................................  26,592    $ 9.59
Exercisable at end of year....................................  26,592    $ 9.59
                                                                ------    ------
Weighted-average fair value of options granted during the year            $ 0.51
                                                                ------    ------

   Pro forma information regarding net income and earnings per share is required by FASB 123, under the fair value method described in that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions. For the options granted on May 1, 2001, the Company assumed a risk-free interest rate of 5.35%; a dividend yield of 10.53%; and volatility factor of the expected market price of the Company's common stock of .253; and a weighted-average expected life of the options of 10 years. For the options granted on June 1, 2001, the Company assumed a risk-free interest rate of 5.35%; a dividend yield of 10%; and volatility factor of the expected market price of the Company's common stock of .253 ; and a weighted-average expected life of the options of 10 years. Fair value of these options was .53 for May 1, 2001 and .43 for June 1, 2001 options granted.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

   For purposes of FASB 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. As the options are exercisable within six months of the date of grant, the full impact of the pro forma adjustment to net income is disclosed below.

                                                            2001
                                                         ----------
             Net income available to common shareholders
                Pro forma............................... $3,304,825
                As reported............................. $3,316,719
             Earnings per common share -- diluted
                Pro forma............................... $     0.52
                As reported............................. $     0.52

                          APPLE HOSPITALITY TWO, INC.

Note 6  Management Agreement

   Apple Hospitality Management has entered into a management agreement with Residence Inn(R) by Marriott(R), Inc., a wholly-owned subsidiary of Marriott International Inc. The initial term expires on December 2011 and has renewal terms of up to five 10-year terms. Pursuant to the management agreement, the Residence Inn charges a base management fee of 2% of gross revenues and an incentive management fee calculated on the basis of operating profit of the hotels. Base management fees and incentive management fees totaled $208,736 and $265,305, respectively for the period September 7 through December 31, 2001. At December 31, 2001, the balance in deferred incentive management fees was $204,698.

   The Company has an ongoing capital commitment to fund its capital improvements. Through Apple Hospitality Management, the Company is required, under the management agreement, to make available to Apple Hospitality Management, for the repair, replacement and refurbishing of furniture, fixtures, and equipment, an amount of 5% of gross revenues provided that such amount may be used for capital expenditures made by the Company with respect to the hotels. The Company expects that this amount will be adequate to fund the required repair, replacement, and refurbishments and to maintain its hotels in a competitive condition. At December 31, 2001, $2,254,674 was held in escrow for the furniture, fixture and equipment reserve.

   The management agreement provides for payment of monthly Residence Inn system fees equal to 4% of suite revenues. The system fee includes the following services: system financial planning; product planning and development; human resources management; and protection of marks. System fees totaled $400,888 for the period September 7 through December 31, 2001.

   The management agreement provides for payment from each hotel of the pro rata share of the actual costs and expenses incurred in providing certain services ("Chain Services") on a central or regional basis to all the hotels operated by the Residence Inn(R) by Marriott(R) affiliate. Chain Services include central training and development; computerized payroll and accounting services; and other such services performed on a centralized or regional basis. Chain Services totaled $233,643 for the period September 7 through December 31, 2001.

   Since Residence Inn is the franchiser of the Residence Inn(R) by Marriott(R) system, the management agreement provides for payments of all costs associated with certain system-wide advertising, promotional and public relations materials and programs and the operational costs of reservation systems. Each hotel pays 2.5% of suite revenues to this marketing fund. Marketing fund fees totaled $250,556 for the period September 7 through December 31, 2001, and are reflected in hotel operating expenses under sales and marketing costs.

Note 7  Related Party Transactions

   The Company has contracted with Apple Suites Realty to provide real estate brokerage services for the acquisition and disposition of real estate assets for us. In accordance with the contract, Apple Suites Realty is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. During 2001, Apple Suites Realty earned $2,380,000, under the agreement.

   The Company has contracted with Apple Suites Advisors to advise and provide day-to-day management services to the Company and due-diligence services on acquisitions. In accordance with the contract, the Company pays Apple Suites Advisors a fee equal to .1% to .25% of total equity contributions received by the Company in addition to certain reimbursable expenses. During 2001, Apple Suites Advisors earned $157,350 under this agreement.

                          APPLE HOSPITALITY TWO, INC.

   Apple Suites Advisors contracted with a third party for the implementation of accounting software and entered into a three year contract with a third party for monthly maintenance and support of accounting software. During 2001, the Company re-imbursed Apple Suite Advisors for an upfront fee of $70,000 for the implementation of this software and is re-imbursing Apple Suites Advisors for a portion of the monthly fee for the maintenance and support.

   Apple Suites Realty and Apple Suites Advisors are 100% owned by Mr. Knight. Apple Suites Realty and Apple Suites Advisors may purchase in the "best efforts" offering up to 2.5% of the total number of shares of the Company sold in the "best efforts" offering.

   Mr. Knight also serves as the Chairman and Chief Executive Officer of Cornerstone, an apartment REIT, and Apple Suites, a hospitality REIT. During 2001, Cornerstone provided the Company with acquisition, offering related and other services and was paid approximately $191,837. During 2001, Apple Suites provided services and rental space to us and was paid approximately $190,010.

Note 8  Earnings Per Share

   The following table sets forth the computation of basic and diluted earnings per share:

                                                                        2001
                                                                     ----------
Numerator:
   Net income and numerator for basic and diluted earnings.......... $3,316,719
Denominator:
   Denominator for basic earnings per share-weighted-average shares.  6,334,168
Effect of dilutive securities:
   Stock options....................................................      1,100
Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions....................................  6,335,268
   Basic and diluted earnings per common share...................... $     0.52

Note 9  Quarterly Financial Data (Unaudited)

   The following is a summary of quarterly results of operations for the period ended December 31, 2001:

                                               Second     Third     Fourth
                      2001*                    Quarter   Quarter    Quarter
                      -----                    -------- ---------- ----------
   Revenues................................... $635,526 $3,445,057 $6,356,182
   Net income.................................  582,228  1,407,278  1,327,213
   Basic and diluted earnings per common share $    .20 $      .17 $      .11
   Distributions per share.................... $    .25 $      .25 $      .25

* The Company's first investor closing commenced on May 1, 2001 and operations commenced effective September 7, 2001.

                          APPLE HOSPITALITY TWO, INC.

Note 10  Pro Forma Information (Unaudited)

   The following unaudited pro forma information for the year ended December 31, 2001 is presented as if the acquisition of the 10 hotels occurred on January 1, 2001. The pro forma information does not purport to represent what the Company's results of operations would actually have been if such transaction, in fact, had occurred as of the beginning of the year, nor does it purport to represent the results of operations for future periods.

             Revenues................................. $38,179,020
             Net income............................... $ 7,052,721
             Net income per share -- basic and diluted $      0.75

   The pro forma information reflects adjustments for actual lease revenue and expenses of the 10 hotels acquired in 2001. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the Company's basis in the hotels; (2) advisory expenses have been adjusted based on the Company's contractual arrangements; (3) interest expense has been adjusted to reflect the acquisition as of January 1, 2001; and (4) common stock raised during 2001 to purchase these hotels has been adjusted to reflect issuance as of January 1, 2001.

Note 11  Subsequent Events

   During January and February, 2002, the Company closed the sale to investors of 2,087,384 shares at $10 per share representing net proceeds of $18,786,456.

                                 SCHEDULE III
                   REAL ESTATE AND ACCUMULATED DEPRECIATION
                           (As of December 31, 2001)

                                                                 Subsequently
                                              Initial Cost       Capitalized    Gross Amount Carried
-                                        ----------------------- ------------ ------------------------
                                                                 Bldg. Imp. &               Bldg. &                   Acc.
          Description       Encumbrances    Land        Bldg.        FF&E        Land        Imp.         Total      Deprec.
-   ----------------------- ------------ ----------- ----------- ------------ ----------- ------------ ------------ ----------
 1. Montgomery, Alabama.... $ 2,643,717  $   964,925 $ 5,024,708  $ 103,698   $   972,599 $  5,120,732 $  6,093,331 $   64,990
 2. Bakersfield, California   4,229,948    1,869,938   7,567,013    111,374     1,880,402    7,667,923    9,548,325     86,833
 3. Concord, California....   6,873,664    4,937,019  16,804,457     88,099     4,943,169   16,886,406   21,829,575    171,484
 4. San Ramon, California..   5,816,183    3,447,702  15,541,728     95,209     3,454,168   15,630,471   19,084,639    156,057
 5. Meriden, Connecticut...   4,758,690           --   9,092,070   (354,180)           --    8,737,890    8,737,890     94,043
 6. Atlanta, Georgia.......   4,758,692    1,757,113  10,359,950    139,000     1,764,735   10,491,328   12,256,063    111,086
 7. Boston, Massachusetts..   7,402,407    4,707,447  12,730,427    223,681     4,716,252   12,945,303   17,661,555    134,735
 8. Cincinnati, Ohio.......   5,287,434    1,573,478   5,471,792    150,873     1,584,626    5,611,516    7,196,142     69,714
 9. Dallas, Texas..........   5,816,177    1,396,737   8,270,855    110,425     1,404,737    8,373,280    9,778,017     95,639
 10 Houston, Texas.........   5,287,434      959,509   8,903,132    114,991       964,490    9,013,141    9,977,631    100,352
                            -----------  ----------- -----------  ---------   ----------- ------------ ------------ ----------
                            $52,874,346  $21,613,868 $99,766,132  $ 783,168   $21,685,178 $100,477,990 $122,163,168 $1,084,933
                            ===========  =========== ===========  =========   =========== ============ ============ ==========



                          Date of                   Depreciable
      Description       Construction Date Acquired     Life
----------------------- ------------ -------------- -----------
Montgomery, Alabama....     1990     September 2001   39 yrs.
Bakersfield, California     1990     September 2001   39 yrs.
Concord, California....     1989     September 2001   39 yrs.
San Ramon, California..     1989     September 2001   39 yrs.
Meriden, Connecticut...     1989     September 2001   39 yrs.
Atlanta, Georgia.......     1990     September 2001   39 yrs.
Boston, Massachusetts..     1989     September 2001   39 yrs.
Cincinnati, Ohio.......     1990     September 2001   39 yrs.
Dallas, Texas..........     1989     September 2001   39 yrs.
Houston, Texas.........     1990     September 2001   39 yrs.




                Real estate owned:                        2001
             -------------------------                ------------
             Balance as of January 1..                $         --
             Acquisition..............                 121,380,000
             Improvements.............                     783,168
                                                      ------------
             Balance at December 31...                $122,163,168

             Accumulated depreciation:
             Balance as of January 1..                $         --
             Depreciation expense.....                   1,084,933
                                                      ------------
             Balance at December 31...                $  1,084,933

                                       Net Book Value $121,078,235

                          APPLE HOSPITALITY TWO, INC.

     PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

   The following unaudited Pro Forma Condensed Consolidated Statement of Operations of Apple Hospitality Two, Inc. (the "Company") is presented as if the purchase of Marriott Residence Inn USA Limited Partnership (the "Partnership") from Crestline Capital Corporation ("Crestline") for $119 million had occurred at the beginning of the period presented and all of the hotels had been leased to Apple Hospitality Management, Inc., our wholly owned taxable REIT subsidiary pursuant to master hotel lease agreements. All of the assets and liabilities of the Partnership were held by Residence Inn III LLC. Residence Inn III LLC consists of 10 Residence Inn(R) by Marriott(R) Hotels. Marriott(R) will continue to manage the hotels under agreements not materially different from historical contractual arrangements. Such pro forma information is based in part upon the historical Consolidated Statement of Operations of the Company, and the historical Statement of Operations of Residence Inn III LLC. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.

   The following Pro Forma Condensed Consolidated Statement of Operations for the period presented is not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of the beginning of the period presented, nor does it purport to represent the results of operations for future periods.

                                          For the year ended December 31, 2001 (unaudited)
                                       ------------------------------------------------------
                                        Historical   Historical
                                       Statement of Residence Inn  Pro Forma       Total Pro
                                        Operations   III LLC (A)  Adjustments        Forma
                                       ------------ ------------- -----------     -----------
Revenue:
   Suite revenue...................... $10,022,272   $27,564,918           --     $37,587,190
   Other operating revenue............     414,493            --           --         414,493
   Interest income and other revenue..   2,005,006            --  $(1,827,669)(B)     177,337
                                       -----------   -----------  -----------     -----------
       Total revenue..................  12,441,771    27,564,918   (1,827,669)     38,179,020

Expenses:
   Operating expenses.................   4,516,264    12,288,306           --      16,804,570
   General and administrative.........     491,009            --      372,897(C)      863,906
   Franchise fees.....................     400,888     1,055,127           --       1,456,015
   Base management fees...............     208,736       551,298           --         760,034
   Permits, Licenses & Lease Payments.          --       128,688           --         128,688
   Chain Services.....................     233,643       552,449           --         786,092
   Incentive management fees..........     265,305       841,983           --       1,107,288
   Taxes, insurance and other.........     552,734     1,322,418           --       1,875,152
   Depreciation of real estate owned..   1,084,933            --    2,019,336(D)    3,104,269
   Interest...........................   1,371,540            --    2,868,745(E)    4,240,285
                                       -----------   -----------  -----------     -----------
       Total expenses.................   9,125,052    16,740,269    5,260,978      31,126,299

Income tax expense....................          --            --         --- (F)           --
                                       -----------   -----------  -----------     -----------

Net income............................ $ 3,316,719   $10,824,649  $(7,088,647)    $ 7,052,721
                                       ===========   ===========  ===========     ===========

Earnings per common share:
   Basic and Diluted.................. $      0.52                                $      0.75
                                       ===========                                ===========

   Basic and diluted weighted average
     common shares outstanding........   6,334,168            --    3,038,590(G)    9,372,758
                                       ===========                                ===========

Notes to Pro Forma Condensed Consolidated Statement of Operations (unaudited):

   The total purchase price for the hotels consisted of the following:

Purchase price per contract.............................................................. $119,000,000
Fair value of deferred incentive management fee liability assumed, net of $750,000 credit      736,000
Fair value of liability assumed..........................................................      563,000
   Sub-total.............................................................................  120,299,000
Acquisition fee payable to ASRG..........................................................    2,380,000
Additional closing costs.................................................................      843,000
                                                                                          ------------
   Total purchase price.................................................................. $123,522,000
                                                                                          ============

   The allocation of purchase price to assets acquired at fair value is as follows:

        Total purchase price.............................. $123,522,000
        Less:.............................................
           Restricted cash--FF&E reserves.................    2,305,000
           Other assets and prepaids......................      530,000
                                                           ------------
        Amount allocated to investment in hotel properties $120,687,000
                                                           ============

--------
(A)The historical financial statements of Residence Inn III LLC include results of operations of the hotels through September 7, 2001, the effective date of the acquisition of the hotels by the Company. The Statements exclude interest, depreciation and general and administrative expenses, none of which would be ongoing expenses of the Company subsequent to acquisition of the hotels and all of which would be eliminated for pro forma presentation.
(B)Represents the elimination of the interest income recorded on the $47 million promissory note with Crestline, as the related note receivable was used to purchase the Partnership.
(C)Represents the advisory fee of .25% of accumulated capital contributions under the "best efforts" offering for the period of time not owned by the Company plus anticipated legal and accounting fees, employee costs, salaries and other costs of operating as a public company of $372,897 for the year ended December 31, 2001.
(D)Represents the depreciation on the hotels acquired based on the purchase price allocation of $98 million to depreciable property. The weighted average lives of the depreciable assets are 39 years for building and 7 years for FF&E. The estimated useful lives are based on management's knowledge of the properties and the hotel industry in general.
(E)Represents the interest expense for the hotel acquisitions for the period in which the hotels were not owned. Interest was computed using the interest rates of 8.08% on the mortgage debt of $53,619,000, including amortization of deferred financing costs.
(F)Represents the combined state and federal income tax expense of our wholly owned taxable REIT subsidiary estimated on a combined rate of 40%.
(G)Represents additional common shares assuming the Partnership was acquired at the beginning of the periods presented with $68 million of the gross proceeds from the "best efforts" offering of $9.50 per share (net $8.50 per share) for the first $30 million and $10 per share (net $8.95 per share) for the remainder.